September 14, 2009

VIA EDGAR CORRESPONDENCE ONLY

Jay Webb

Reviewing Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20549

Re:

Hitor Group, Inc.

Form 10-K for the year ended December 31, 2008

File No. 333-103986

Dear Mr. Webb:

This letter is in response to your comment letter (the “Comment Letter”) dated July 1, 2009, with regard to the Annual Report on Form 10-K filing of Hitor Group, Inc., a Nevada corporation (“Hitor” or the "Company") for the year ended December 31, 2008, originally filed on April 15, 2009.

The Company’s responses are keyed to the items in your comment letter.

Form 10-K/A for the year ended December 31, 2008

Financial Statements, page F-1

Statements of Operations, page F-3

1.

The financial statements have been revised to remove the interim periods from the financial statements for the years ended December 31, 2008, 2007, and 2006.

Statement of Shareholders’ Deficit, page F-5

2.

This statement has been updated to reflect the balance as of December 31, 2008.

Note 1 – Organization and Summary of Significant Accounting Policies, page 15

Inventory, page 10

3.

This note has been updated to include additional disclosures.

Note 7 – Merger with LFG International, Inc., page 13

4.

Note 7 has been revised as follows:

·

The table header includes a disclosure stating that the table includes financial statements for both LFG and Nano-Jet as of September 30, 2006.

·

The table has been reconciled and revised.

·

When LFG Purchased HITOR we accounted for this transaction as a purchase and merged HITOR into LFG.  This required us to record the assets at FMV and record Goodwill.  This transaction was reviewed by the PCBOA and determined to be a reverse merger.

Per the terms of the review by the PCBOA we corrected the transaction and reversed the merger transaction of HITOR into LFG.  We then properly recorded the transaction of the reverse merger by recording the issuance of additional stock and combining the assets and liabilities of LFG into HITROR.

The Journal entries are attached hereto.

Note 9 – New Accounting Pronouncements, page 15

5.

The company has adopted these statements as of January 1, 2008.  The Notes have been revised accordingly.

Item 9A.  Controls and Procedures, page 18

(a) Evaluation of Disclosure Controls and Procedures, page 18

6.

All future filings will include a revised statement to disclose that the Company’s controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control Over Financial Reporting, page 18

7.

This section has been amended to read as follows:

“Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in connection with generally accepted accounting principles, including those policies and procedures that:

-	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

-

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

-

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting cannot provide absolute assurance of the prevention or detection of misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of this Annual Report on Form 10-K for the year ended December 31, 2008, management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our internal controls over financial reporting, pursuant to Rule 13a-15 under the Exchange Act based on the framework in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Our Chief Executive Officer and Chief Financial Officer have concluded that the design and operation of our internal controls and procedures were not effective as of December 31, 2008. There were no significant changes in our internal controls over financial reporting that occurred during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

This Annual Report on Form 10-K does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report on Form 10-K.”

Cover Page

8.

The company will ensure future filings contain a correct cover page.

Forms 10-K/A for the year ended December 31, 2006 and December 31, 2007

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

9.

The Company amend its annual reports for the years ended December 31, 2006, and 2007, to include the auditors’ report, signed and dated by the auditor.

Item 8A.  Controls and Procedures, page 18

(b) Management’s Annual Report on Internal Control Over Financial Reporting, page 18

10.

Management has amended its annual report for the year ended December 31, 2007, to show that management concluded that its internal controls over financial reporting were ineffective as of December 31, 2007, and to include disclosures consistent with  comment no. 7 above.

Finally, the Management of Hitor acknowledges that:

-

the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

-

Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-

the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at this office with any further comments or questions.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so Hitor can respond with a prompt response.

Thank you in advance for your courtesies.

HITOR GROUP, INC.

/s/ Ken Martin

Ken Martin

President, CEO and  Director